UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): **July 7, 2006**

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Idaho	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1100 East Lakeshore Drive, Suite 301 Coeur d'Alene, ID	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Timberline Resources Corporation (the ''Company'') has been informed by Pennaluna & Company, Inc., the broker-dealer that submitted the application to the National Association of Securities Dealers to have the Company's common stock quoted on the OTC Bulletin Board, that said application was approved. The Company's common stock commenced being quoted on the OTC Bulletin Board on July 7, 2006 under the symbol TBLC. Accordingly, it is now dually quoted under that symbol on the OTC Bulletin Board and the Pink Sheets. On July 11, 2006, the Company issued a press release announcing this along with a summarization of other recent corporate developments.

A copy of the press release is attached hereto as Exhibit 99.1

Item 9.01 Exhibits.

        Exhibit 99.1   July 11, 2006 Press Release.

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

Date: July 11, 2006

By: /s/ John Swallow

John Swallow
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 99.1

PRESS RELEASE



Timberline Resources Approved for Trading on OTC Bulletin Board, Provides Review of Corporate Progress

July 11, 2006 – Coeur d'Alene – Timberline Resources Corporation (OTC:TBLC) announced today that it has commenced trading on the OTC Bulletin Board following approval of its corporate filings by the NASD.

Timberline Chairman and CEO John Swallow stated, "Our move to the OTC Bulletin Board is a significant development, enhancing visibility for our company and providing better liquidity for our shareholders. We are now looking ahead toward the possibility of a future listing on the AMEX and/or TSX exchanges."

Graduation to the OTC Bulletin Board is one of several important milestones in Timberline's corporate progress thus far this year.

- In March, Timberline acquired Kettle Drilling, Inc., a provider of drilling services to the mining and mineral exploration industries. Thus far in 2006, Kettle is on track to improve substantially on last year's $5-million revenue figure.

- In May, Timberline hired Paul Dircksen as its VP of Exploration. Mr. Dircksen brings over 35 years of industry experience discovering and developing mineable deposits and has been tasked with building a top-notch program at Timberline. (Please see recent Timberline press releases on its Nevada activity, including an exploration partnership and the acquisition of two promising gold properties.)

Swallow continued, "We continue to make tangible progress toward our goal of building a unique investment vehicle within the junior resource sector. With our profitable drilling business and our highly-qualified exploration team, we provide our shareholders with the opportunity to participate in the ongoing mining and mineral exploration booms without the risks inherent to mine operation and/or to sole reliance on speculative early-stage "drill plays". We intend to continue with our aggressive growth plans, strategically increasing our drilling revenues, partnering with qualified companies on some exploration projects, and pursuing other projects ourselves. We will continue to evaluate the risk-reward profile of each of our endeavors on a case-by-case basis."

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with the "blue sky" upside of its experienced mineral exploration team. Timberline is a fully-reporting company with fewer than 20 million shares outstanding. Its common stock is quoted on the OTC Market under the symbol "TBLC."

Contact Information:
John Swallow
Chairman & CEO
Phone: (208) 664-4859
www.timberline-resources.com